JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

November 14, 2024

Mr. Raymond Be
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439) REX Crypto Equity Premium Income ETF

Dear Mr. Be:

This letter provides the responses of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on October 25, 2024. The comments related to Post-Effective Amendment (“PEA”) No. 160 to the registration statement of the Trust, which was filed on September 4, 2024, under Rule 485(a) of the Securities Act of 1933, as amended. The PEA was filed to register shares of a new series of the Trust, the REX Crypto Equity Premium Income ETF (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

General Comments

●	Please file this comment response letter on EDGAR such that the Staff has at least five business days to review. Email him redlines of changed pages.
●	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.

Response:     The Trust acknowledges the points made above in the “General Comments.”

Mr. Raymond Be

U.S. Securities and Exchange Commission

November 14, 2024

1.	Comment: The Staff notes the term “crypto equity” in the Fund’s name is defined by reference to the BITA Crypto Assets & Digital Payments Index. As the Index is not composed of only companies that are actively engaged in “crypto related activities” (i.e., it also includes companies actively engaged in the creation of digital payment solutions, which is not limited to crypto assets issued and transferred on a blockchain), please explain supplementally why the Fund’s name is not materially deceptive and misleading. In addition, we believe use of the term “crypto equity” without additional qualification, such as “crypto company equity” could render the name materially misleading. In this regard, we note, for example, that the term “crypto,” as used in the Fund’s name, may suggest direct or indirect investment in “native crypto assets” of public, permissionless blockchains (e.g., bitcoin and ether), which can be viewed as an asset class of its own for investment purposes, in addition to “equity.” Please modify such term accordingly.

Response:     The Trust notes that the Fund does not define the term “crypto equity” in its disclosures. Rather, it notes that it will invest in equity securities comprising the companies in the BITA Crypto Assets & Digital Payments Index (“Index”).  While the Trust believes it is relatively clear that the securities are equity securities involved in crypto related activities, it will notwithstanding attempt to make this point clearer.  Additionally, the Trust believes that the Staff is misreading the name of the Index.  The Trust believes that the term “crypto” modifies “Assets & Digital Payments.”  The Index “tracks the performance of companies listed on regulated US exchanges that are actively engaged in crypto-related activities.”  Crypto-related activities is the theme of the Index.  The definition further clarifies the types of activities that are “crypto-related activities” as those that include mining, trading, custody, technology development and creating digital payment solutions.  Documentation describing the crypto-related activities breaks down the universe of potential Index constituents into various subthemes, one of which is digital payment systems.  In its construction of the Index, BITA does give special weighting to those crypto-related companies involved in developing and managing digital payment systems.  However, the Trust believes that is not suggesting that “digital payments” is a separate category of investments; rather it is a subtheme of the Index.  The Trust notes that BITA describes companies involved in developing and managing digital payment platforms that may have ecosystems that support both fiat and crypto currencies – the Trust believes it is reasonable to interpret this description as being crypto-related and utilizing digital platforms. Accordingly, the Trust does not believe the name is misleading.  Notwithstanding the foregoing, the Trust has revised the disclosure to more clearly describe the index in the principal investment strategies.

2.	Comment: The Staff notes that the Fund will be employing a covered call strategy. Clarify how this strategy limits the capital appreciation in the “Principal Investment Strategies” and “Principal Investment Risks” sections.

Response:     The Trust has revised the disclosure to address the Staff’s comment.

3.	Comment: In the section of the prospectus entitled “About the Index” the Staff notes the references to crypto assets as “cryptocurrencies.” Please clarify that although they have been called “cryptocurrencies,” they are not widely accepted as a means of payment. Also please generally use the term “crypto asset” when referring to these assets.

Response:     The Trust has revised the disclosure to address the Staff’s comment.

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Mr. Raymond Be

U.S. Securities and Exchange Commission

November 14, 2024

4.	Comment: The prospectus references “digital currencies, such as Bitcoin and Ethereum. These digital currencies, such as Bitcoin and Ethereum, utilize blockchain to facilitate peer-to-peer transactions without the need for intermediaries like banks.” The Staff notes that this disclosure refers to the respective blockchains of the crypto assets bitcoin and ether, not the crypto assets themselves (i.e., bitcoin and ether). Also, we note that references to the native crypto assets of the Bitcoin and Ethereum blockchains, should not be capitalized. Please revise.

Response:     The Trust has revised the disclosure to address the Staff’s comment.

5.	Comment: In the section of the prospectus entitled “About the Index,” in the numbered paragraph entitled “Blockchain Technology,” please provide a brief definition of smart contracts, including the fact that smart contracts are used to develop applications that run on blockchain technology.

Response:     The Trust has revised the disclosure to address the Staff’s comment.

6.	Comment: In correspondence, please explain why the 80% test is tied to an index when the Fund is actively managed. Supplementally, please provide more information about the Index, such as when it was created, by whom, and its constituents.

Response:     The Fund’s 80% test is not “tied” to an index, but the universe of companies in which the Fund intends to invest is defined as those included in the Index. As disclosed in the prospectus, “[t]he Fund may hold fewer than all of the stocks comprising the Index, or hold stocks of companies that are not components of the Index that are, in the opinion of the Adviser, at the forefront of crypto asset technologies. The Fund’s stock holdings would typically differ from the Index components when the Adviser believes that there is not sufficient liquidity in the market for the options that would be written on the particular stock to effectively implement the Fund’s covered call strategy.”

The Index was created by BITA GmbH, a Germany-based fintech firm that provides enterprise-grade indexes, data and infrastructure to institutions operating in the passive and quantitative investment spaces. The Index inception date was October 29, 2024.

The constituents of the Index as of November 1, 2024 are provided in the Appendix hereto.

7.	Comment: Please do not refer to the markets on which spot crypto assets generally trade as “exchanges.” As these entities are not registered as national securities exchanges under Section 6 of the Securities Exchange Act of 1934, please refer to them as crypto asset trading platforms or use another similar term that does not suggest that they are “exchanges.”

Response:     The Trust has revised the disclosure to address the Staff’s comment.

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Mr. Raymond Be

U.S. Securities and Exchange Commission

November 14, 2024

8.	Comment: In the section of the prospectus entitled “About the Index,” in the numbered paragraph entitled “Crypto Mining,” please briefly describe “crypto mining” and use more precise language than “the extraction of [crypto assets] through the process of mining.” In this regard, as this disclosure appears to be alluding to so-called bitcoin mining companies, briefly explain, for context, how the Bitcoin blockchain’s proof-of-stake consensus mechanism works, and clarify that persons that “validate and secure blockchain transactions” are generally compensated through a reward of newly issued crypto assets, which is incorporated into the code of the blockchain protocol, as well as transaction fees paid by the users of the blockchain.

Response:     The Trust has added disclosure to address the Staff’s comment.

9.	Comment: In the section of the prospectus entitled “About the Index,” the prospectus states [o]n each Determination Date all securities within the eligible universe are ranked in descending order of their Beta-Adjusted Free Float Market Capitalization.” Please describe more clearly how this determination is done.

Response:     This disclosure has been updated and the language referenced by the Staff is no longer included in the prospectus.

10.	Comment: The prospectus states “[i]f a company has more than one share class that qualifies for membership on a stand-alone basis in the index, only the highest ranked share class will be considered for composition, as ranked by its 3-month ADTV.” Please clarify how the ranking of share classes works.

Response:     The Trust has revised the disclosure to address the Staff’s comment.

11.	Comment: In the second sentence of the second paragraph under “About the Fund’s Strategy,” there appears to be missing language following “in the opinion of the Adviser.” Please clarify that sentence.

Response:     The Trust has revised the disclosure to address the Staff’s comment.

12.	Comment: In the section “Principal Investment Risks,” in light of the Fund’s focus on crypto related assets, please move risks of crypto assets to the beginning of the section.

Response:     The Trust responds by supplementally noting that each risk disclosed in the “Principal Investment Risks” section of the prospectus is a principal risk of investing in the Fund and that each such risk is relevant for investors. The Trust notes that the following disclosure in the Item 4 and Item 9 principal investment risks sections will help investors understand the importance of reading each risk disclosure regardless of their sequence: “Each risk summarized below is considered a principal risk of investing in the Fund, regardless of the order in which it appears.” The Trust respectfully declines to move risks of crypto assets to the beginning of the principal risk disclosures.

13.	Comment: The section of the prospectus entitled “Derivatives Risks - Options Contracts,” seems to largely apply to purchasing call options rather than selling call options. Please tailor the risk factor to the manner in which the Fund will use such instruments.

Response:     The Trust has revised the disclosure to address the Staff’s comment.

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Mr. Raymond Be

U.S. Securities and Exchange Commission

November 14, 2024

14.	Comment: In the “Derivatives Risk – Options Contracts” section, the prospectus states that the Fund may experience substantial downside from specific option positions and certain option positions held by the Fund may expire worthless. Please revise this risk factor to reflect the risks associated with the manner in which the Fund intends to utilize options.

Response:     The Trust has revised the disclosure to address the Staff’s comment.

15.	Comment: Under “Crypto Asset Risk,” the Staff notes that this risk discussion is generally focused on the risk of having investment exposure to crypto asset trading platforms. As the Fund’s principal investment strategies are not limited to this type of business, please revise the disclosure accordingly. The disclosure should be tailored to address sub-theme-specific risks, such as the risk to mining companies insofar as bitcoin transactions, and the concomitant fees moved from the Bitcoin blockchain to Layer2Networks (e.g. the Lightning Network).

Response:      The “Crypto Asset Risk” disclosure has been revised, and a new risk factor, “Risk of Companies in Crypto-Related Businesses” ahs been added to address the Staff’s comment.

16.	Comment: Under “Crypto Asset Risk” the prospectus states that “t]he Fund has exposure to the crypto asset platforms as a result of the Index attempting to reflect generally the performance of the price of Bitcoin . . . .” Please confirm accuracy of this statement.

Response:     This risk factor has been rewritten in response to Comment 15, and this statement is no longer included in the prospectus.

17.	Comment: With respect to crypto asset trading platforms, please revise the disclosure to clarify that such platforms are, or may be, subject to enforcement actions.

Response:     The disclosure requested by the Staff was included in the prospectus filed as part of the PEA under “Crypto Asset Risk.” Accordingly, no changes are being made to the prospectus disclosure in response to this comment.

18.	Comment: Under “Call Writing Strategy Risk” the Staff notes that the prospectus includes an example of a written call that the Fund may write, which uses a 7% out to the money amount. The Staff believes that this example may be inconsistent with other sections of the prospectus, which state that call options written by the Fund will be slightly out of the money. Please confirm that this example is consistent with the Fund’s stated strategy.

Response:      The Trust has removed the word “slightly” when referring to the extent to which written call options will be out of the money.

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Mr. Raymond Be

U.S. Securities and Exchange Commission

November 14, 2024

19.	Comment: Under “Derivatives Risk – Options Contracts,” the prospectus states that at times there may not be a liquid secondary market for certain options contracts. Please clarify which options contracts might be illiquid.

Response:     The Trust has revised the disclosure to address the Staff’s comment.

20.	Comment: Under “ETF Risk – Cash Redemption Risk” the prospectus states that the Fund may recognize capital gains that it may not have recognized if the Fund did not redeem in cash, and that, as a result, the Fund may pay out higher capital gains distributions and investors may be subjected to increased capital gains taxes. Please clarify that this makes the Fund less tax efficient.

Response:     The Trust has revised the disclosure to address the Staff’s comment.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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Mr. Raymond Be

U.S. Securities and Exchange Commission

November 14, 2024

Appendix

Ticker	Name	Weight
TSLA	TESLA INC	5.77%
MSTR	MICROSTRATEGY INC-CL A	5.59%
NU	NU HOLDINGS LTD/CAYMAN ISL-A	5.19%
V	VISA INC-CLASS A SHARES	5.14%
NVDA	NVIDIA CORP	5.07%
MA	MASTERCARD INC - A	5.06%
RIOT	RIOT PLATFORMS INC	5.02%
TSM	TAIWAN SEMICONDUCTOR-SP ADR	5.01%
AMD	ADVANCED MICRO DEVICES	4.68%
PYPL	PAYPAL HOLDINGS INC	4.66%
MU	MICRON TECHNOLOGY INC	4.63%
MARA	MARA HOLDINGS INC	4.53%
HOOD	ROBINHOOD MARKETS INC - A	4.52%
CORZ	CORE SCIENTIFIC INC	4.47%
COIN	COINBASE GLOBAL INC -CLASS A	4.36%
CLSK	CLEANSPARK INC	4.30%
IBKR	INTERACTIVE BROKERS GRO-CL A	4.06%
RMBS	RAMBUS INC	3.94%
SQ	BLOCK INC	3.20%
IREN	IRIS ENERGY LTD	3.13%
WULF	TERAWULF INC	2.53%
FI	FISERV INC	2.11%
CIFR	CIPHER MINING INC	1.31%
BTBT	BIT DIGITAL INC	0.92%
BYON	Beyond Inc	0.77%

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